(d)(3)(B)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA INVESTORS TRUST

OPERATING EXPENSE LIMITS

	Classes
Name of Fund(1)	Adviser	Institutional	R6	Service	Service 2

VY® BlackRock Inflation Protected Bond Portfolio Initial Term Expires May 1, 2008	1.23%	0.63%	N/A	0.88%	N/A

VY® Clarion Real Estate Portfolio Term Expires May 1, 2015	1.35%	0.75%	N/A	1.00%	1.15%

VY® Franklin Income Portfolio Initial Term Expires May 1, 2011	1.39%	0.79%	N/A	1.04%	1.19%

Voya Large Cap Value Portfolio Term Expires May 1, 2017 Initial Term for Class R6 Expires May 1, 2017	1.29%	0.69%	0.69%	0.94%	1.09%

VY® T. Rowe Price International Stock Portfolio Term Expires May 1, 2011	1.40%	0.80%	N/A	1.05%	N/A

/s/ HE
HE

Effective Date: November 20, 2015 to reflect the addition of Class R6 shares for Voya Large Cap Value Portfolio.

(1) This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.